

Bank of Hawaii

2010 ANNUAL REPORT



Building Exceptional Value

by providing world-class service and convenience with aloha

Front cover: "The Seiners" is a cast bronze frieze by renowned architectural sculptor Lee Lawrie. It once adorned one of the windows of Bank of Hawaii's first main branch, designed by *Bertram Goodhue and Associates* and built in Honolulu in 1927. "The Seiners" is now on display inside Bank of Hawaii's Main Branch on the corner of Bishop and King Streets in Honolulu, Hawaii.

2010 Financial Summary

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31		2010		2009
Earnings Highlights and Performance Ratios				
Net Income	$	**183,942**	$	144,033
Basic Earnings Per Share		**3.83**		3.02
Diluted Earnings Per Share		**3.80**		3.00
Dividends Declared Per Share		**1.80**		1.80
Net Income to Average Total Assets (ROA)		**1.45%**		1.22%
Net Income to Average Shareholders' Equity (ROE)		**18.16%**		16.42%
Net Interest Margin [1]		**3.41%**		3.72%
Efficiency Ratio [2]		**52.32%**		51.46%
Market Price Per Share of Common Stock:				
Closing	$	**47.21**	$	47.06
High	$	**54.10**	$	48.14
Low	$	**41.60**	$	25.33

AS OF DECEMBER 31				
Statement of Condition Highlights and Performance Ratios				
Loans and Leases	$	**5,335,792**	$	5,759,785
Total Assets		**13,126,787**		12,414,827
Total Deposits		**9,888,995**		9,409,676
Total Shareholders' Equity		**1,011,133**		895,973
Book Value Per Common Share	$	**21.02**	$	18.66
Allowance to Loans and Leases Outstanding		**2.76%**		2.49%
Full-Time Equivalent Employees		**2,399**		2,418
Branches and Offices		**82**		83

FOR THE QUARTER ENDED DECEMBER 31				
Earnings Highlights and Performance Ratios				
Net Income	$	**40,578**	$	40,516
Basic Earnings Per Share		**0.84**		0.85
Diluted Earnings Per Share		**0.84**		0.84
Net Income to Average Total Assets (ROA)		**1.24%**		1.31%
Net Income to Average Shareholders' Equity (ROE)		**15.08%**		16.91%
Net Interest Margin [1]		**3.15%**		3.57%
Efficiency Ratio [2]		**60.05%**		48.02%

[1] Net interest margin is defined as net interest income, on a taxable equivalent basis, as a percentage of average earning assets.
[2] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).

2010 Relative Price Performance


$135
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$95
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Bank of Hawaii
S&P Banks Index
S&P 500 Index
MARCH 31
JUNE 30
SEPTEMBER 30



PETER S. HO
Chairman, President,
and Chief Executive Officer
Bank of Hawaii Corporation
and Bank of Hawaii

Dear Fellow Shareholders,

2010 was a solid year for Bank of Hawaii. Net earnings of $183.9 million or $3.80 per diluted share compare favorably to $144.0 million or $3.00 per diluted share earned last year. The primary driver of earnings growth came from an improved credit environment resulting in lower credit costs. We saw improvement in all credit measures. Net charge offs were $51.6 million in 2010 vs. $87.7 million in 2009. Non-performing assets were $37.8 million at year-end compared to $48.3 million last year. Delinquency trends continue to improve. As such, provision for credit loss expense was $55.3 million compared to $107.9 million in 2009.

We believe the economy is improving albeit at a lower rate of growth when compared to past post-recession recovery periods. Total deposits grew to $9.9 billion at December 31, 2010, compared to $9.4 billion at the same time last year. Average consumer core deposits were up 9 percent over last year, and new consumer checking accounts were up 7 percent over the same period. The Bank of Hawaii franchise and brand appear well suited to today's challenging market environment.

In the fourth quarter, overall period end loans grew modestly after declining in concert with the recession and financial crisis of the past few years. We see commercial loan activity stabilizing. Consumer loan demand, however, remains weak. We anticipate this trend to continue into 2011. We continue to maintain strong levels of liquidity and capital. Tangible common equity to risk weighted assets stood at 19.3 percent at year-end. During the year, we maintained our dividend at $1.80 per share. With improving operating conditions during the year, we re-commenced our stock buy back program in July.

It was a busy year for Bank of Hawaii. In addition to generating solid results, a number of initiatives were undertaken on the planning, leadership and facilities investment fronts. Forbes magazine named Bank of Hawaii the best bank in America in 2010. You may recall, this is the second year in a row we are receiving this honor having been named in 2009 as well. We view this as a testament to the quality of our people, our marketplaces, and our customers. We are indeed fortunate.

Economic Climate

2010 proved to be a year of positive transition in the American economy, pivoting from recession to recovery. Our core Hawaii market participated in this trend. The visitor industry, one of the key drivers of our Hawaiian economy, improved nicely from the previous two years. Visitor arrivals and spending were up 9 percent and 16 percent respectively in 2010. Visitor growth came from all major markets, both domestic and international. We think it's noteworthy to mention that our international market provided an outsized share of growth in 2010 arrivals, contributing 45 percent of overall growth despite representing just 35 percent of the market.

We believe Asia will play an increasingly important role to the Hawaii economy in the coming years based on current and future income, growth, demographic, and currency trends in a number of Asia-Pacific countries. 2011 will see Hawaii host the Leader's Week segment of APEC. This opportunity provides unprecedented exposure for Hawaii to key economies of the Asia-Pacific region.

Median home values in the Honolulu market increased 3 percent in 2010 after two years of decline. Sales velocity and housing inventory levels also improved during the year.

Unemployment remains stubbornly high at 6.4 percent. While we've seen improvement in this statistic, our belief is that we'll need to see a pick up in both investment and construction to bring unemployment levels to more acceptable levels.

China UnionPay Affiliation

During 2010, we entered into a unique marketing arrangement with China UnionPay—China's leading credit card provider. As part of the arrangement, Bank of Hawaii will accept China UnionPay cards at all of our ATMs. This is China UnionPay's first marketing arrangement with a U.S. financial institution. Today, visitor arrivals from China represent a small percentage of overall traffic to Hawaii. We believe the China market will play an increasingly important role in the Hawaii visitors industry in the coming years.

Creating Value for the Future

Our brand, our people and, of course, our customers are our greatest assets. 2010 saw investment and planning into each of those segments.

We finalized plans and are now in the construction phase of a new, state-of-the-art learning center for our employees. When completed later this year, the 16,000 square-foot employee learning center will be a key element for maintaining and building the skills, knowledge and wellbeing of our team.

We opened a new branch in Kapolei—the state's fastest growing deposit market. The new branch increases selling space by 83 percent for us in this key market. We also made major renovations to two other branches during the year. In 2010 we also finalized plans for three new branches—two on Oahu and one on the Big Island.

We place a great deal of emphasis in the return analysis of our capital spending. Our goal is to take a disciplined approach to balancing the long-term capital needs of our brand, the convenience needs of our customers, and the near return requirements of our shareholders.

Strategic Planning Process

With the transition to economic recovery, we thought it prudent to analyze our longstanding strategies and practices. To do this we asked leaders from throughout the organization to systematically assess our operations. We looked for what was working right and what wasn't. Importantly, we assessed our operations and strategies against a future operating environment of positive albeit slow growth. I admire the candid, analytical and measured approach the team brought to the task.

Our conclusions left us confident in the effectiveness of our existing strategy. We are conveniently well suited to a positive yet challenging economic environment moving forward.

We will continue to focus predominantly on our core Hawaii and Guam markets, building on our already strong competitive market positions in these locales. We remain committed to active risk management and efficient capital stewardship.

We will continue to focus on consistent, high-quality capital returns for our shareholders. Building shareholder value over time remains our governing objective.

We believe opportunities exist to increase business among our existing customer base through enhanced cross-selling of clientele, and in empowering our team to build deeper customer relationships. We also believe we can build upon what we consider is an already outstanding customer experience, thereby earning new relationships.

Aloha and Mahalo to Al Landon

On behalf of our 2,500 employees, I want to extend my personal congratulations and thanks to Al Landon, who retired in July as Chairman and CEO. Al joined Bank of Hawaii in 2000 and began his role as CEO in 2004. He deftly saw Bank of Hawaii through one of the most challenging financial environments and recessions in U.S. history. Through this period, Al's leadership enabled our company to not only survive but indeed prosper. Al's classical principles of prudence, balance, and preparation in banking are imprinted on an entire generation of leadership at Bank of Hawaii and, for that, we are truly grateful.

Looking Ahead

We trust that our performance in 2010 validates the prudent strategic course we've followed for some time now. Credit losses improved substantially, along with the positive turn in the economy. We stand positioned for the future with substantial levels of capital and liquidity, which should provide us ample capacity to serve our markets well into the future.

As we mentioned earlier, we see an improving economy albeit one that may grow at lower rates than we've become accustomed to in prior recoveries. We also see substantial impact from recent financial reform legislation and altered money markets, which will likely be challenging in the coming days and months.

Given these factors, you can anticipate Bank of Hawaii to continue a strategy based on improving our positions in markets we know best and have served for years. You can anticipate the same commitment to sober and balanced risk taking and the same commitment to the shareholder and to efficient capital stewardship.

I consider it an honor and privilege to have become the 15th chief executive officer of Bank of Hawaii in 2010. We have a longstanding and talented board and management team that have performed well through challenging conditions. Together we have great confidence that the best of our 113 years of history at Bank of Hawaii remains ahead of us.



PETER S. HO
Chairman, President, and Chief Executive Officer
Bank of Hawaii Corporation and Bank of Hawaii

Building exceptional value by providing world-class service and convenience with aloha

At Bank of Hawaii, we know that building value for shareholders is tied to providing exceptional service to clients. Hawaii is our home, and aloha is an integral part of the way we do business. It's expressed in many forms. From our commitment to providing customers with world-class service, to offering the convenience of mobile and internet banking, a 24/7 call center, and the largest network of ATMs and branches of any Hawaii-based financial institution.

We continue to serve a wide range of customers, from generations of island families and businesses to international visitors and investors.

Bank of Hawaii is proud to be Hawaii's premier community bank, and honored to have been named by Forbes magazine as the "best bank in America" for a second year in a row.

INCREASING CUSTOMER SERVICE AND CONVENIENCE

In 2010 we continued to enhance customer service and convenience in our markets. We introduced a new customer outreach program; refurbished branches and opened a new branch; expanded our ATM network; introduced mobile ATMs; and took innovation to new heights with the debut of our iPhone app.

Branch Network

We opened our new, full-service Kapolei branch at Kapolei Commons. Our 70th branch in the state features a drive-through ATM, self-serve biometric hand-scan access to safe deposit boxes, a BankLanai with 24-hour access to a business depository and ATMs, and Saturday hours. The Kapolei branch is our second branch to utilize photovoltaic technology to reduce energy costs. We also refurbished and expanded our in-store branch at Safeway Kapolei to become a full-service branch to better serve the needs of the Kapolei community.

In addition, we renovated the customer service areas of our Main Branch in downtown Honolulu. We updated the look and overall ambience, installing new, contemporary flooring and lighting, as well as refurbishing and enhancing the bank's museum-quality artwork that honors the history and heritage of Hawaii.

In 2011, we plan to open a new in-store branch at Safeway Hilo. We also plan to relocate our University branch on Oahu to the nearby new Longs/CVS Moiliili location.

Expanded ATM Network

We increased our network of ATMs from 485 to 502. We also expanded our ATM partnerships that provide our customers with access to cash where they need it the most. We partnered with Times Supermarkets to install Bank of Hawaii ATMs in their supermarkets statewide. Our ATM network also includes: Longs Drugs/CVS, McDonalds, Aloha Petroleum, Costco, Jamba Juice, Kmart, KTA Super Stores on Hawaii Island, Big Save on Kauai, and nearly all Safeway supermarkets statewide. In addition, we installed three ATMs at Aloha Stadium, the state's premier athletic facility and partnered with TDH Foods to install ATMs at two Taco Bell locations in Guam.

We also introduced the convenience of mobile ATMs with the launch of our Bankoh BankMobile. The shuttle-sized vehicle brings two cash-dispensing ATMs to community events statewide. We are the first and only bank in the state to offer mobile ATM service to the public.

New iPhone App

With more people doing things on the go, mobile banking has become a necessity for many. In addition to being the first bank in Hawaii (and among the first nationwide) to offer free internet-based banking service via cell phone or PDA (we introduced mobile banking in 2007), this past year we became the first major bank in the state to introduce a mobile phone banking application for the iPhone. The fast and secure app quickly became one of the top 25 downloaded finance apps; the app is free and available for download from the Apple App Store.


Locations

The new **Bank of Hawaii iPhone app** enables e-Bankoh and e-Bankoh for Business customers in Hawaii and Guam to check their account balances, view recent transactions, transfer money between accounts and make payments online. GPS (global positioning system) technology enables customers to locate the nearest Bank of Hawaii ATM or branch and even identifies, in real time, which branches will be open within the next 15, 30 or 60 minutes.

Online Enhancements

This year we received the eMarketer of the Year award from the American Marketing Association, Hawaii Chapter for the 2009 redesign of our website. Our customers continue to enjoy the user-friendly website, which has improved overall customer experience.

Mortgage Loans and HELOC Express

In 2010, favorable interest rates enabled us to help more customers save money and improve their financial situation by refinancing their mortgage to a lower interest rate. We were also able to help first-time homebuyers fulfill their dream of owning a home.

Our Consumer Lending Department also increased its volume of home equity credit lines with the introduction of the HELOC Express product. HELOC Express conveniently offers customers who apply for a Bank of Hawaii mortgage with the opportunity to qualify for a home equity credit line that closes with their mortgage.

Your Thoughts Count

We introduced the "Your Thoughts Count" customer outreach program, which encourages suggestions, concerns and compliments to help improve our service, products and processes. Participating customers, noncustomers and employees are able to complete an online form, email their comments, or fill out a form from our branches. In addition, we provide our employees with ongoing training on how to successfully resolve customer issues.

ENHANCED SYSTEMS AND PROCESSES

In addition to expanding and enhancing our services to provide greater value and convenience for our customers, we upgraded our systems and processes to improve service and efficiency.

Helping Customers Manage Their Money

To provide our customers with better information to manage their money and minimize overdraft fees, we implemented the Consistent Balance initiative, which ensures that deposit account balance information appears in a consistent manner across all bank channels. Consumer and business customers are now able to see two types of account balances: their current balance, which is their starting balance plus or minus transactions, and their available balance, which is the current balance minus funds on hold. This helps customers understand the exact amount of money to which they have access. The current and available balance information is accessible through e-Bankoh, BOH ATM display screens, printed BOH ATM receipts, Bankoh by Phone, and in our branches. In addition, on monthly deposit account statements, we now list a running tally of overdraft fees, fees paid during the month, and a year-to-date balance.

Our mobile banking and iPhone applications enable customers to conveniently check their account balances before they make a purchase. We continue to offer online banking email alerts through e-Bankoh that confirm transfers, provide notification when a deposit or check has cleared, and when an account reaches a designated minimum or maximum balance.

Comprehensive Wealth Management Solutions

Our Private Client Services (PCS) division continues to provide comprehensive wealth management for business owners and other affluent clients to meet their needs for banking, credit, financial planning, estate planning, and investment management. The division works closely with our Commercial Banking and Retail Banking Groups.

To provide even greater value for our clients, we enhanced our new investment management platform, which enables us to tap the expertise of leading global investment managers. The new platform complements our breadth of offerings, giving PCS clients the advantages of local investment management combined with the best investment products available nationally and globally. It also provides access to leading-edge technology that assists our PCS wealth management professionals in delivering customized investment portfolios to meet clients' specific needs.

In addition, we remodeled and reopened our Private Client Services office in Kahala and added a relationship officer to our Kailua branch to serve our private banking clients in Kailua, Lanikai and Kaneohe.

Technology Infrastructure Upgrades
Some of the major technology infrastructure changes that we implemented in 2010 include: security management upgrades to continually improve controls, management and monitoring, including internet security; network services enhancements to add capacity, improve performance and reduce costs, including upgrades to our ATM network, Pacific Islands Division network and other network services with key partners; data storage management upgrades to expand capacity and increase performance capabilities; and upgrades to key technology management services.

MEETING THE NEEDS OF BUSINESSES

Our focus on exceptional service and convenience extends to businesses of all sizes, including sole proprietors, mid-sized enterprises, large corporations, and international businesses.

Business Banking
Our business banking team remains committed to meeting the needs of small businesses, providing the largest team of business bankers in the state; convenient phone and online access to accounts; a wide range of deposit and loan products, including government-guaranteed loans; merchant services; and the largest number of branches in Hawaii. Each year, we nominate qualified, deserving Business Banking clients in Hawaii, Guam and American Samoa for the U.S. Small Business Administration's awards, recognizing leadership in different categories. In 2010, our nominees once again received the majority of SBA awards.

China UnionPay Joint Market Development Agreement
We continue our commitment to serving international businesses, visitors and investors. Bank of Hawaii signed a historic joint market development agreement with China UnionPay (CUP), a bankcard association with more than 2.1 billion cards issued by member banks.

The agreement will enable CUP cardholders to use their cards at our ATMs to withdraw cash and at our merchant terminals to make purchases. The upcoming addition of Chinese-language transaction screens on our ATMs will make it more convenient for Chinese visitors and CUP cardholders to access funds and make purchases in Hawaii and the West Pacific.

This was the first joint market development agreement for ATM and merchant terminal services that China UnionPay has signed with a U.S. bank, and the agreement is expected to help Chinese tourism and spending in Hawaii.

International Banking Division
We are the only bank in the state to offer an international banking division with multiple foreign language-speaking staff dedicated to serving international commercial banking, investment, and private clients.

In 2010, our International Banking Division hosted seminars in Beijing and Guangzhou, China to help attract Chinese tourism and investment in Hawaii. More than 200 business executives and other invited guests attended the events, which featured topics such as leisure and sports activities, business investments, Hawaii's real estate market, education, and banking.

By the end of 2011, we will have Chinese and Japanese transaction screens available on all of our ATMs across the state of Hawaii.

Commercial/Corporate Banking
We continue to serve mid-sized companies and large corporations that require sophisticated financial solutions, advice and counsel for a range of needs, including commercial real estate and construction loans, equipment financing, and strategic capital expenditures. We also provide them with a safe, secure place for cash and reserves. Our knowledgeable, experienced commercial and corporate bankers help clients meet their financial objectives, and work closely with other business units, including Private Client Services, Investment Services, and Business Banking.

All of us at Bank of Hawaii appreciate the relationships we share with our customers and thank them for their continued trust and confidence in us. We look forward to continuing to serve them in the future.

We invite you to read about a few of our customers and their stories about how we are building value through our commitment to exceptional service and convenience—with the spirit of aloha.



Assaggio's Inc.

Commercial Banking and Private Banking Client

Thomas Ky: Bank of Hawaii is my bank. It is like a mountain—big, strong, and always there behind me. I feel a close bond with Bank of Hawaii because of the outstanding support from their people; they give us the extra mile of service.

I started with Bank of Hawaii in 1987 when I opened my first restaurant after immigrating to the United States. Around 1990, I left the bank for about two years because I wasn't able to obtain a loan. They were concerned that I was moving too fast. It was good that they looked out for me because they didn't want me to fail. Of course, I would never borrow something that I could not pay back.

We came back as I realized that like a parent, Bank of Hawaii was really trying to watch out for me. We have stayed and grown with the bank. We have a good relationship. We have personal, investment and business accounts. I have been able to become the landlord of two of my restaurants with the support of Bank of Hawaii.

Our business banker is Diane Murakami. She takes good care of us, and not just our company business. For instance, when we want to invest, I always ask her to calculate the return. A lot of times when I call—sometimes during off hours—she goes the extra mile to help me and to get the answer I want. She is very helpful.

Even after 20 years, we run the business ourselves. Although we have grown into a big company with six restaurants, we continue to run the company like a "Mom & Pop" store. We don't believe that a company will do well without the owner there to run it day in and day out.

I still cook, clean, and even repair our equipment like the dishwasher if something goes wrong. Answering my calls is one of the most important things to me. If I don't get an answer when I call the bank, then it's hard for them to get a hold of me once I'm in the kitchen. We always want an answer right away so we can prepare to take the next steps.

While other banks may take more risks, Bank of Hawaii is very conservative. This is good though because they will prevent you from making a mistake. If you don't make a mistake, you cannot fail even in a bad economy.

Siri Ky: Bank of Hawaii is very helpful to us. We are a small, family business and Diane Murakami and Ed Kobayashi are very nice and they have helped us for a long time. **With Bank of Hawaii we feel like family,** especially with Diane and her staff, who are always there to help.

We use what we've learned through our past experiences to operate our business. We work very hard to grow our business not only for our own success, but also to help our partners and employees succeed. We manage to deal with many things to make it all work.

We feel very fortunate to work with Bank of Hawaii. Whenever we need help, they jump in.

Thomas: If you want to grow with Bank of Hawaii, it has to be for the long term. You need to work closely with them and take their recommendations because they are careful and they look out for your best interests. It may take longer to succeed, but you will probably get there safely.

ON LEFT: **Owners Thomas and Siri Ky at their Assaggio Ala Moana location.**



Norman and Cheri Gentry

Commercial and Private Client Services Clients

Norman Gentry: Our family's relationship with Bank of Hawaii started in the 1960s with my father and current Board Director Alton Kuioka, who at the time was a branch officer in Kailua. I remember going to the Downtown Branch many times as a kid and opened my first bank account at the Waialae-Kahala Branch in the 1970s. Bank of Hawaii helped me purchase my first home, a small condominium in Waipio in the early 1970s, which was a big deal for a small guy just starting out. The family tradition started with my father and continues to this day with our children, Tommy and Nicole, who both have small personal bank accounts at the bank.

Private Client Services Officer Clyde Furushima is always very responsive and creative in crafting solutions. He and Leonie Woodard have been very helpful over the years. Clyde introduced me to Jan Lai in the trust area and Scott Kuioka on the investment side. Together, as a team, their ability as problem-solvers is most valuable. They are honest, dependable, caring, and loyal individuals who are always there when we need their help.

There are many different facets to our relationship with Bank of Hawaii in addition to private banking. With a family of companies, we do a lot of commercial lending with the bank as well. Bank of Hawaii has been with us through thick and thin, supporting us through the ups and downs of many real estate cycles over the decades.

It is important to have a relationship with a solid, trusted bank in the community, especially one of this stature with a reputation as the safest bank in the nation.

Bank of Hawaii has been providing solutions and protecting our future generations for nearly fifty years, and we are proud to be customers!

ON LEFT:
Norman and Cheri Gentry at home with their children, Nicole and Tommy.

Ben Yacapin and Joy Molina-Yacapin

Retail Banking Clients

Joy Molina-Yacapin: We've gotten many, many services from Bank of Hawaii over the years, especially at our in-store branch in Mililani. We've met so many nice people. There are actually three people who really started our journey with Bank of Hawaii.

When my parents (who were in their 80s) came over from Maui in 1995, they were really hesitant about having their funds transferred. I didn't know what to do because I couldn't be flying back and forth to Maui to take care of their finances. I went to visit Karen Shibuya at the in-store branch in Mililani. Karen's daughter and my son were classmates together, so I thought I would go to her for advice and she was so gracious. We made an appointment and brought Mom and Dad in their wheelchairs and Karen talked to them. They decided, "Okay, this is where we'll move our money." They had previously had accounts on Maui, but transitioning to Oahu was really hard for them.

Karen was just great. After Karen moved on, and later retired, Rene Tam Ho has been a big part of our lives. When Mom and Dad were having a hard time getting to the bank, she would make time to meet us whenever it was convenient for me to bring them. My parents loved both of them.

Rowena Olinger also was very kind to them. Mom and Dad would always say, "Let's go and see the bank people," although they didn't have any banking to do. They became like an extended family and we will never forget that.

We are still with the bank because of the relationship that was built. They are a wonderful group of people. They're our bankers, but they've become friends.

They are so genuine. I've noticed at the in-store branch, even newcomers will address you by name. To me that says a lot. They really make it a point to remember you. Although we are just common, everyday people, it tells us that they value us and we are important to them. That has really impressed me about the bank. Bank of Hawaii has really, really good people.

Ben Yacapin: What I like about Bank of Hawaii is that they have a lot of branches, especially in the supermarkets. It is very convenient when you can do your banking and shop in the market.

Joy: The hours at the in-store branch have really helped because I get home very late. The branch is about five minutes away from home so it's convenient.

Bank of Hawaii also has a lot of ATMs. Everywhere we go, there's an ATM. And when we use our ATM card, there is no fee; it's great.

I also want to say something about the VISA card. The miles are a nice reward and a nice incentive too. We just treasure miles so we can travel. So, whenever I make a purchase I look forward to a reward.

Ben: Every time we see a Bank of Hawaii ATM or branch, we say, "That's our bank."

Joy: I'd say you definitely should bank there. I can truly say they have the personal touch.

Ben: Since we are from Hawaii, it's important that we can do business directly with them; we are not dealing with a bank from out of state. **I've had experiences with different banks and I find that Bank of Hawaii is the most helpful. They are willing to do anything for you.**

Joy: It is an institution of excellence; that's how I see it. I would recommend this bank to all of our local people.

We are so thankful that they're here and they meet our needs. It's just easy to deal with Bank of Hawaii. They really have the aloha spirit.

ON RIGHT: **HPD retiree Ben Yacapin enjoys a stroll with his wife, Joy Molina-Yacapin, Haleiwa Elementary reading coach, at the Patsy Mink Central Oahu Regional District Park.**




THANK YOU FOR SHOPPING
KTA SUPER STORES
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KTA Super Stores

Puna Plantation Hawaii Ltd.

Banking Partner

Toby Taniguchi: Our supermarket business was started in 1916 by my great grandparents and, as far as I know, Bank of Hawaii has always been our lead bank.

What we appreciate about our relationship with Bank of Hawaii is its responsiveness and flexibility in working with our organization's ever-changing financial needs.

We appreciate knowing our banker, Roberta Chu, genuinely cares about our business and financial needs. Roberta is certainly knowledgeable in her field, and is extremely well respected throughout the business and greater community.

Of course, the relationship didn't all begin with Roberta, so we believe it is also fitting to acknowledge several of Roberta's predecessors who have helped us along the way. We owe a tremendous debt of gratitude to individuals such as Larry Johnson, Shigeto Setoda and Jim Evans.

Andrew Chun: They always offer good, sound advice. They are always looking out for our best interest and we really appreciate that.

Toby: Automatic Teller Machines (ATMs) were the first "bank service" we offered in our stores. As we were planning the rollout of this added service, we worked closely with Bob Makahilahila (now retired), another great ambassador of Bankoh. Mr. Makahilahila guided us as we collaborated to set up the ATM network.

Andrew: The ATMs were the perfect segue to bring in the additional services of in-store branches. In addition to Bank of Hawaii ATMs in all of our stores, we also have a Bank of Hawaii in-store branch at our KTA Puainako and Keauhou locations.

Toby: Partnering with Bank of Hawaii in these ways has certainly helped us provide better services and convenience for our customers. These services are also enjoyed by our associates (including myself), who appreciate the convenience of having a full slate of financial services readily available.

Andrew: Bank of Hawaii is an integral part of the community. I think it's a perfect scenario where you can go and do your banking and shopping in one location. It saves time, and this makes it more convenient.

Toby: Bank of Hawaii is an integral part of the societal fabric here, and contributes much, not only to the business community at large, but also to the various community groups and health and human service organizations islandwide.

To be perfectly honest, my cousin, Art Taniguchi, works for Bank of Hawaii. But even if he didn't work there, I would still want to say Bankoh continues to be a great partner not only for us, but for the community as a whole. Both Art and Roberta, along with team members from all of the Bankoh branches, are extremely visible in the community, contributing much of their own time, treasure and talents towards making our island a better place to live.

It certainly makes me feel good to be affiliated with an organization that works hard in making meaningful contributions not only to the success of local businesses, but also to the greater community we all live in.

Andrew: The bank is really solid, steady as a rock and a local company. Its principles, mission, vision and core values are also in line with what we are as a company. I really like that.

Bank of Hawaii is my bank, and your employees at the in-store branch call KTA "their store." They are genuinely interested in how well we do; they know that when we do well, they are going to do well, too.

Toby: At the end of the day, we have always believed it to be about "people working with people." Roberta, Art and the rest of the team at Bankoh have been tremendous partners to us over the years. We are extremely grateful for the bank's ongoing support of our business.

ON LEFT: **Toby Taniguchi (right), Executive Vice President of Store Operations, and Andrew Chun, Vice President of Administrative Services, at the Puainako KTA Super Store checkout line, with the Bank of Hawaii in-store branch in the background.**

Hawaiian Airlines

Commercial Client

Mark Dunkerley: Hawaiian Airlines has been with Bank of Hawaii for 70 years. Our relationship with Bankoh has evolved to include almost every banking product and service and has spread to almost every corner of our operations. Our business with Bankoh includes a credit facility, foreign exchange services, debit/credit cards, pension administration, investment management and employee accounts, as well.

Peter Ingram: I think the value of having a long-term relationship is that we understand the bank where we bank. And, importantly for us, the bank understands our needs and how the needs of our business have evolved over time. That's a tremendous value to us.

Mark: Bank of Hawaii personifies all of the important business values that make Hawaii a very special place. The fact that Bank of Hawaii was named the best bank in America comes as no surprise to us, having received such great service over the years in our relationship with the bank.

Peter: I think of Bank of Hawaii as a community bank with old-fashioned values. Marc Adelberger, our banking officer, is someone we can count on any time we have a question. Whether it's something big or small, he gets right on it, and gives it the attention it needs to make sure we have the answers we need.

Over the last few years, automated and Web banking products have become available and made it much more easy and convenient for us to get things done. It is also nice to know that there is always someone who is just down the street and just a phone call away, if we have any questions and we're not able to get exactly what we need online.

In the past year, we have expanded our relationship with Bank of Hawaii to include their participation in the refinancing of a major credit facility. Obviously, this is something of tremendous importance to our business, and we were gratified to see our relationship expand into a lending relationship with Bank of Hawaii.

Mark: Hawaiian Airlines is a long-term institution here in the state of Hawaii. We have built a franchise based on long-term relationships and a sense of responsibility to the community. We like to do business with companies such as Bankoh that have the same core, community values that make Hawaii such a special place.

Peter: Our business has enjoyed a measure of success in the past few years, but we've had challenges in the past. One of the important things about Bank of Hawaii is that it has not only been with us through the good times, but has been here when things were more challenging.

Mark: Throughout the length of Bank of Hawaii—from the executive suite to the people whom we work with every day and whom our employees work with every day—it is a relationship that is based on customer service and understanding of one another's business. That is something we value a great deal.

ON RIGHT: **Mark Dunkerley (left), President and Chief Executive Officer, and Peter Ingram, Executive Vice President and Chief Financial Officer, are pictured in front of one of Hawaiian Airlines' new, A-330 long-range aircraft.**



Employee Giving: 'Now *that's* bankohana'



Bank of Hawaii employees are the heart and soul of our enduring commitment to our island communities. And it is their commitment that earned Bank of Hawaii the "2010 Business Leadership Hawaii Community Spirit Award" from *Pacific Business News.*

Our employees give generously of their time, expertise and financial resources to invest in our nonprofit partners and the community. In 2010, BOH employees significantly increased their volunteer efforts, both in terms of the number of community projects and volunteer hours.

Many of our employees participate in the bank's financial education efforts. More than 175 employees are trained to lead the Bank of Hawaii Smart Money Seminars on topics that range from the importance of savings to buying a first home and how to establish good credit. To date, more than 4,000 people in Hawaii, Guam, Palau, Saipan and American Samoa have attended our Smart Money Seminars.

Bank employees also volunteer with Junior Achievement (JA) in Hawaii and Guam, teaching financial classes to students from kindergarten through high school. The bank leads all other local companies in the number of volunteers with JA.

Bank of Hawaii employees are key participants in *"Teach Children to Save Day,"* which teaches lifelong savings habits to elementary students, and *"Get Smart About Credit Day,"* which gives older students a stronger understanding of credit and how to use it responsibly. In 2010, our employees focused on students from low- to middle-income families. Employees have participated in these programs for more than 10 years on Guam, and 2010 became the first year that employees taught these programs in American Samoa.



4th Annual Bank of Hawaii Charity Walk
More than 1,000 bank employees and their family members participated in our Charity Walk, raising $111,000 for Boys & Girls Club of Hawaii, Parents And Children Together (PACT), and Special Olympics Hawaii. Our neighbor island and Pacific Island employees participated in additional community fundraisers.

Financial education and volunteerism are just two aspects of employee giving. In 2010, we launched our Employee Giving Campaign. Employees reached deeply into their hearts and pockets to raise $470,000. To commemorate the first year of the campaign, the bank matched the funds raised by employees to donate a total of $1 million to 20 nonprofits chosen by employees. Perhaps the *Honolulu Star-Advertiser* put it best:

> *Bank of Hawaii's granting of $1 million total to 20 local nonprofits merits a big shout-out to the company that's earned Forbes magazine's 'America's Best Bank' title two years in a row. Nearly half of the cool mil was raised by Bankoh employees and retirees; the remainder was donated by the bank. Now* ***that's*** *bankohana.*
>
> — *Honolulu Star-Advertiser,* January 12, 2011





TOP: **Community Service Day 2010**
Nearly 100 employees painted housing units and cleaned up the grounds of the Salvation Army Family Treatment Services Facility, which helps single mothers and their young children.

LEFT: Employee volunteers Christine Belk, Elsie Miyamura, and Jean Creadick at Community Service Day 2010.

FAR LEFT: **Teach Children to Save Day**
Oahu Regional Managers Kevin T. Sakamoto and Danny Kim with students from Princess Kaiulani Elementary School.

Hawaii to Take Global Stage at APEC 2011


APEC
USA 2011
HAWAI'I HOST COMMITTEE

In November 2011, Hawaii will host 21 participating world leaders, including President Barack Obama, at the Asia-Pacific Economic Cooperation (APEC) in Honolulu.

Hosting a meeting of this caliber is an opportunity to elevate Hawaii as a destination, and to position us globally for future economic development.

Bank of Hawaii Chairman and CEO Peter Ho serves as chairman of the APEC 2011 Hawaii Host Committee. The bank is honored to be involved in preparations for this significant opportunity for Hawaii.

As U.S. Senator Daniel Inouye said, "Hawaii's people are the faces of APEC." We look forward to this opportunity as America's host city to captivate and invigorate its distinguished guests with distinction, and with the spirit of *aloha* we are known for worldwide.

Consolidated Statements of Income

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31	2010	2009
Interest Income		
Interest and Fees on Loans and Leases	$ 287,381	$ 326,921
Income on Investment Securities		
Trading	-	594
Available-for-Sale	169,151	158,244
Held-to-Maturity	6,504	9,133
Deposits	28	20
Funds Sold	1,076	1,776
Other	1,111	1,106
Total Interest Income	465,251	497,794
Interest Expense		
Deposits	29,196	54,058
Securities Sold Under Agreements to Repurchase	25,996	25,934
Funds Purchased	30	22
Long-Term Debt	3,549	5,446
Total Interest Expense	58,771	85,460
Net Interest Income	406,480	412,334
Provision for Credit Losses	55,287	107,878
Net Interest Income After Provision for Credit Losses	351,193	304,456
Noninterest Income		
Trust and Asset Management	44,889	46,174
Mortgage Banking	18,576	22,995
Service Charges on Deposit Accounts	53,039	54,470
Fees, Exchange, and Other Service Charges	61,006	60,122
Investment Securities Gains, Net	42,848	25,770
Insurance	9,961	20,015
Other	24,939	38,262
Total Noninterest Income	255,258	267,808
Noninterest Expense		
Salaries and Benefits	185,713	188,568
Net Occupancy	40,988	41,053
Net Equipment	19,371	17,713
Professional Fees	7,104	12,439
FDIC Insurance	12,564	17,342
Other	80,496	72,909
Total Noninterest Expense	346,236	350,024
Income Before Provision for Income Taxes	260,215	222,240
Provision for Income Taxes	76,273	78,207
Net Income	$ 183,942	$ 144,033
Basic Earnings Per Share	$ 3.83	$ 3.02
Diluted Earnings Per Share	$ 3.80	$ 3.00
Dividends Declared Per Share	$ 1.80	$ 1.80
Basic Weighted Average Shares	48,055,025	47,702,500
Diluted Weighted Average Shares	48,355,965	48,009,277

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Consolidated Statements of Condition

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands)

AS OF DECEMBER 31	2010	2009
Assets		
Interest-Bearing Deposits	$ 3,472	$ 8,755
Funds Sold	438,327	291,546
Investment Securities		
Available-for-Sale	6,533,874	5,330,834
Held-to-Maturity (Fair Value of $134,028 and $186,668)	127,249	181,018
Loans Held for Sale	17,564	16,544
Loans and Leases	5,335,792	5,759,785
Allowance for Loan and Lease Losses	(147,358)	(143,658)
Net Loans and Leases	5,188,434	5,616,127
Total Earning Assets	12,308,920	11,444,824
Cash and Noninterest-Bearing Deposits	165,748	254,766
Premises and Equipment	108,170	110,976
Customers' Acceptances	437	1,386
Accrued Interest Receivable	41,151	45,334
Foreclosed Real Estate	1,928	3,132
Mortgage Servicing Rights	25,379	25,970
Goodwill	31,517	31,517
Other Assets	443,537	496,922
Total Assets	$ 13,126,787	$ 12,414,827
Liabilities		
Deposits		
Noninterest-Bearing Demand	$ 2,447,713	$ 2,252,083
Interest-Bearing Demand	1,871,718	1,609,413
Savings	4,526,893	4,405,969
Time	1,042,671	1,142,211
Total Deposits	9,888,995	9,409,676
Funds Purchased	9,478	8,888
Short-Term Borrowings	6,200	6,900
Securities Sold Under Agreements to Repurchase	1,901,084	1,618,717
Long-Term Debt	32,652	90,317
Banker's Acceptances	437	1,386
Retirement Benefits Payable	30,885	37,435
Accrued Interest Payable	5,007	7,026
Taxes Payable and Deferred Taxes	121,517	229,140
Other Liabilities	119,399	109,369
Total Liabilities	12,115,654	11,518,854
Shareholders' Equity		
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2010 - 57,115,287 / 48,097,672; and December 31, 2009 - 57,028,239 / 48,018,943)	570	569
Capital Surplus	500,888	494,318
Accumulated Other Comprehensive Income	26,965	6,925
Retained Earnings	932,629	843,521
Treasury Stock, at Cost (Shares: December 31, 2010 - 9,017, 615; and December 31, 2009 - 9,009,296)	(449,919)	(449,360)
Total Shareholders' Equity	1,011,133	895,973
Total Liabilities and Shareholders' Equity	$ 13,126,787	$ 12,414,827

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Managing Committee

Bank of Hawaii Corporation / Bank of Hawaii (As of December 31, 2010)



Managing Committee (from left, seated): Wayne Y. Hamano, Kent T. Lucien, Shelley B. Thompson, Peter S. Ho, Mary E. Sellers, Mark A. Rossi, and Donna A. Tanoue; (from left, standing): Lee Y. Moriwaki, Vincent E. Barfield, Jill F. S. Higa, Derek A. Baughman, James C. Polk, Peter M. Biggs, Derek J. Norris, Sharon M. Crofts, Dean Y. Shigemura, Tobias M. Martyn, Thomas J. Koide, and Alton T. Kuioka.

Peter S. Ho
Chairman, President, and
Chief Executive Officer

Wayne Y. Hamano
Vice Chairman and
Chief Commercial Officer

Alton Kuioka
Vice Chairman of Board
of Directors of Bank of Hawaii

Kent T. Lucien
Vice Chairman and
Chief Financial Officer

Mark A. Rossi
Vice Chairman,
Chief Administrative Officer,
General Counsel &
Corporate Secretary

Mary E. Sellers
Vice Chairman
and Chief Risk Officer

Donna A. Tanoue
Vice Chairman, Client
and Community Relations

Shelley B. Thompson
Vice Chairman and
Chief Fiduciary Officer

Vincent E. Barfield
Senior Executive
Vice President
Asset Management Group

Derek A. Baughman
Senior Executive
Vice President and
Chief Information Officer

Peter M. Biggs
Senior Executive
Vice President
Consumer Deposits

Sharon M. Crofts
Senior Executive
Vice President and
Manager Operations
Group Administration

Jill F. S. Higa
Senior Executive
Vice President and
Division Manager
Consumer Lending
Administration

Thomas J. Koide
Senior Executive
Vice President
Retail Delivery Channels

Tobias M. Martyn
Senior Executive
Vice President
Institutional Client Services

Lee Y. Moriwaki
Senior Executive
Vice President
Mortgage Banking

Derek J. Norris
Senior Executive
Vice President
and Controller

James C. Polk
Senior Executive
Vice President
and Chief Lending Officer

Dean Y. Shigemura
Senior Executive Vice
President and Treasurer

Board of Directors

Bank of Hawaii Corporation / Bank of Hawaii (As of December 31, 2010)



S. Haunani Apoliona*
Trustee
Office of Hawaiian Affairs



Mary G. F. Bitterman*
President and Director
The Bernard Osher Foundation



Mark A. Burak*
Retired Executive Vice President
Bank of America



Michael J. Chun*
President and Headmaster
Kamehameha Schools, Kapalama



Clinton R. Churchill*
Trustee
The Estate of James Campbell



David A. Heenan*
Trustee
The Estate of James Campbell



Peter S. Ho*
Chairman, President and Chief Executive Officer
Bank of Hawaii Corporation and Bank of Hawaii



Robert A. Huret*
Managing Member
FTV Management Company, LP



Alton T. Kuioka
Vice Chairman
Client Relations
Bank of Hawaii



Kent T. Lucien*
Vice Chairman and Chief Financial Officer
Bank of Hawaii Corporation and Bank of Hawaii



Martin A. Stein*
Partner
RSA Ventures



Donald M. Takaki*
Chairman and CEO
HawkTree International, Inc.



Barbara J. Tanabe*
Owner and Partner
Ho'akea Communications LLC



Donna A. Tanoue
Vice Chairman
Client and Community Relations
Bank of Hawaii



Robert W. Wo*
Owner and Director
C.S. Wo & Sons, Ltd.

**Bank of Hawaii Corporation Board of Directors*

Bank of Hawaii Locations


Commonwealth of the
Northern Mariana Islands/Saipan
Kauai
Oahu
Molokai
Niihau
Maui
Guam
Lanai
Kahoolawe
Hawaii
Republic of Palau
State of Hawaii
American
Samoa
PACIFIC OCEAN
Map not shown to scale

Facts About Hawaii, Guam and American Samoa

Hawaii

Hawaii business establishments: 98 percent have fewer than 100 employees, 94 percent have fewer than 50, and 51 percent have fewer than five.[1]

Hawaii gross domestic product by state (GSP) in 2009: $66.4 billion.[2]

Largest shares of Hawaii gross domestic product: government (including federal civilian, federal military, and state and local), 23.6 percent; real estate, rental and leasing, 18.1 percent; non-financial professional, technical, administrative, management and information services, 8.2 percent; accommodation and food services, 7.5 percent; retail trade, 6.7 percent; health care and social assistance, 6.3 percent. Tourism's direct and indirect impact on Hawaii gross domestic product (includes portions of the above): 12.8 percent.[3]

State of Hawaii resident population as of July 1, 2009: 1,295,178.[4]

Guam

- U.S. Territory
- Capital: Hagåtña (Agana)
- Resident population: July 2010 estimate 180,865[5]
- Main industries: tourism, U.S. military, and construction.

American Samoa

- U.S. Territory
- Capital: Pago Pago
- Resident population: July 2010 estimate 66,432[5]
- Main industries: canneries (largely supplied by foreign fishing vessels), and handicrafts.

Bank of Hawaii Branches & ATMs

(As of December 31, 2010)

	Branches & In-Store Branches	ATMs
State of Hawaii	70	447
Island of Oahu	40	327
Island of Hawaii	11	46
Island of Maui	12	42
Island of Kauai	5	30
Island of Lanai	1	1
Island of Molokai	1	1
American Samoa	3	8
West Pacific	9	47
CNMI/Saipan	2	7
Guam	6	38
Palau	1	2
Grand Total	**82**	**502**

[1] Table 15.17, Hawaii DBEDT *2009 State of Hawaii Data Book* (2009 statistics) from the US Census Bureau *County Business Patterns* (various).
[2] Bank of Hawaii calculation based on Gross Domestic Product by State estimate, Bureau of Economic Analysis, http://www.bea.gov/regional/gsp/action.cfm.
[3] Bank of Hawaii calculation based on Tables 13.05 and 7.32, Hawaii DBEDT *2009 State of Hawaii Data Book* (2009 statistics), http://hawaii.gov/dbedt/info/economic/databook/2009-individual/13/130509.pdf and http://hawaii.gov/dbedt/info/economic/databook/2009-individual/07/07/073209.pdf.
[4] Table 1.06, DBEDT *2009 State of Hawaii Data Book*, http://hawaii.gov/dbedt/info/economic/databook/2009-individual/01/010609.pdf.
[5] Central Intelligence Agency (CIA), The World Factbook (2010).

Shareholder Information

Corporate Headquarters
Bank of Hawaii Corporation
130 Merchant Street, Honolulu, Hawaii 96813

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 22, 2011 at 8:30 a.m. at the Bank of Hawaii Main Office, 6th Floor, 111 South King Street, Honolulu, Hawaii.

Transfer Agent and Registrar
Computershare Investor Services, LLC
250 Royall Street, Canton, MA 02021

Common Stock Listing
NYSE: BOH
The common stock of Bank of Hawaii Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

Dividend Reinvestment and Stock Purchase Plan (DRP)
Bank of Hawaii Corporation's Dividend Reinvestment and Stock Purchase Plan (DRP) allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

- Individuals must possess at least one share of the company's stock to participate in the DRP.
- Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.
- Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.
- There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawaii Corporation's DRP can be found online at www.boh.com or by calling Computershare Investor Services, LLC at 1-888-660-5443.

Inquiries

Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare Investor Services, LLC at 1-888-660-5443 between 7:00 a.m. and 5:00 p.m. Central Standard Time.

Investors and Analysts Seeking Financial Information

Contact:
Cindy Wyrick
Executive Vice President
Investor Relations
Phone: 1-808-694-8430

For General Inquiries:
Phone: 1-888-643-3888
www.boh.com

Forward-Looking Statements This report contains forward-looking statements concerning, among other things, the economic and business environment in our service area and elsewhere, credit quality, and other financial and business matters in future periods. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: 1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawaii; 2) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally; 3) the competitive pressure among financial services and products; 4) the impact of recent legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act; 5) changes in fiscal and monetary policies of the markets in which we operate; 6) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; 7) actual or alleged conduct which could harm our reputation; 8) changes in accounting standards; 9) changes in tax laws or regulations or the interpretation of such laws and regulations; 10) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; 11) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; 12) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements and judgments; 13) changes to the amount and timing of proposed common stock repurchases; and 14) natural disasters, or adverse weather, public health, and other conditions impacting us and our customers' operations. For a detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements please refer to the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and any subsequently filed reports with the U.S. Securities and Exchange Commission. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We do not undertake an obligation to update forward-looking statements to reflect later events or circumstances.


Bank of Hawaii

BANK OF HAWAII CORPORATION
P.O. BOX 2900, HONOLULU, HI 96846

Bank of Hawaii Corporation is a regional financial services company serving businesses, consumers and governments in Hawaii, American Samoa and the West Pacific. Our subsidiary, Bank of Hawaii, was founded in 1897 and is the leading independent financial institution in Hawaii. For more information about Bank of Hawaii Corporation, visit our website, www.boh.com.